

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2013

<u>Via E-mail</u>
Kirk H. Milling
President and Chief Executive Officer
OCI Resource Partners LLC
General Partner
OCI Resources LP
Five Concourse Parkway, Suite 2500
Atlanta, GA 30328

> **Re: OCI Resources LP**
> **Registration Statement on Form S-1**
> **Filed July 8, 2013**
> **File No. 333-189838**

Dear Mr. Milling:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Inside cover page</u>

1.   We note your reference to "50 YEARS STRONG" on the inside cover page. Please revise the inside cover page to clarify that the partnership in which you are offering common units was formed on April 22, 2013.

<u>Industry and Market Data, page v</u>

2.   Please disclose that you funded the studies and reports prepared by Hollberg Professional Group PC and IHS Global Inc. We note that you have filed the consent of Hollberg Professional Group, PC as an exhibit. Please also file the consent of IHS Global Inc.

Summary, page 1

3.   Please provide us with copies of the reports citing the industry data you provide throughout your prospectus, including the industry description starting on page 116, that are marked with page references tracking your disclosures in the submission. Also, provide objective support for your claims in the summary section regarding your certain operational advantages and strong safety record, including the claims regarding a higher concentration of soda ash, relatively shallow depth of beds and your high productivity and efficiency rates relative to other producers. The data you provide should be accompanied by a response that identifies clearly the disclosure supported by the materials you cite and explains clearly how the disclosure is supported by the materials cited.

Cash Distribution Policy and Restrictions on Distributions, page 62

4.   Please revise your disclosure to describe clearly material restrictions on distributions in your new credit and revolving credit agreements listed as exhibits 10.3 and 10.4.

Our Operations, page 130

5.   We note your response to comment 20 in which you have revised the photo/map on page 128 to comply with the requirements of Instruction 3(b) of Rule 102 of Regulation S-K. We reissue comment 20, noting the aerial photograph provided illustrates the mine site, roads, and related facilities provided the viewer is familiar with photo interpretation. Please provide location maps, such as those included in a reserve report, which locate the mine site and display the property boundary locations, land leases, and/or other related facilities.

Trona Reserves, page 135

6.   We reviewed your response to comment 22 and note your statement that the commodity price used to estimate your reserves is sensitive, confidential information, and the disclosure of this information would be harmful to the your competitive position. We re-issue comment 22. The commodity prices used to estimate reserves is material to investors and demonstrates the material you mine may be mined economically. In addition, the historic prices found in the chart on page 124 support the three-year average price used to estimate your reserves. Please include the historic three-year average price used to estimate your reserves in a footnote to your reserve table.

Executive Compensation, page 146

7.   Please revise your disclosure to explain clearly the extent to which the discussion does not purport to be a complete discussion of Enterprises' executive compensation philosophy and practices.

Notes to Unaudited Pro Forma Financial Statements

2. Pro Forma Adjustments and Assumptions, page F-7

8.   Due to the number of complexity and volume of transactions that are being presented (i.e., offering, restructuring, etc.), it appears that it would be beneficial to investors to see the effect of each material transaction separately in the pro forma financial statements. Please revise to present in separate columns each material transaction which only includes the impact directly attributable to the respective transactions.

9.   We note your pro forma adjustments c-f and l-o. Pro forma adjustments shall give effect to events that are directly attributable to the transaction and factually supportable. Accordingly, please revise to remove the adjustments from the face of the pro forma financial statements. If you continue to believe your adjustments are appropriate, please provide us with a detailed explanation supporting you conclusion and justify how the adjustment is directly attributable to the transaction and factually supportable.

10.   It appears from the disclosure on page 7 that the 1% limited partner interest in OCI Wyoming, LP that was held by Wyoming Co. was restructured resulting in OCI Holdings directly owning a 50.5% general partner interest and a 0.5% limited partnership interest in OCI Wyoming, LP. With regard to adjustment q, please provide us with a detailed discussion as to how this restructuring transaction would result in an addition to the mining reserve assets and applicable depreciation when the financial statements of OCI Wyoming, L.P. have been always been consolidated by OCI Wyoming Holding Co., the predecessor.

Exhibits

11.   We note your revisions in the Index to Exhibits that indicate the exhibits are the "Form of …." It appears to us that the filed exhibits are copies of actual material agreements and are not forms of those agreements. Please revise to remove the reference to "Form of" from the noted exhibits or advise us why you are referencing the "Forms of" the various agreements. Also, tell us how you are a party to the material agreement filed as exhibit 10.16.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li, Staff Accountant, at (202) 551-3335 or Angela Halac, Senior Staff Accountant, at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler, Staff Engineer, at (202) 551-3718 if you have questions on engineering related comments. Please contact Ruairi Regan at (202) 551-3269 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc (via email): David Cho, Esq.